

November 30, 2010

Richard F. Poirier
Chief Executive Officer
Herley Industries, Inc.
3061 Industry Drive, Suite 200
Lancaster, Pennsylvania 17603

Re: **Herley Industries, Inc.**
    Preliminary Proxy Statement on Schedule 14A
    Filed November 19, 2010

Dear Mr. Poirier:

We have received your response to our prior comment letter to you dated November 24, 2010 and have the following additional comments.

1. We note your response to our prior comment one. Please revise to more clearly present each proposal as a separate matter.

2. Additionally, it is unclear to us how you will present the proposals throughout the proxy statement, including on the proxy card. Please revise by filing a revised preliminary proxy statement on Edgar.

3. We note your response to our prior comment two. Please revise your proxy statement to indicate the voting standard for each proposal.

4. We note your response to our prior comment four. Please tell us why you are not revising to state, if true, that currently the Board of Directors does not have the ability to amend Article 5 because only shareholders can amend Article 5, but that Proposal 2c will change this by providing the Board of Directors with the ability to amend Article 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Kim Decker
        Fax: (717) 291-4660